UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Report No. 3)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On April 20, 2023, IceCure Medical Ltd. (the “Company”) issued a press release titled “IceCure’s ProSense System Used in Endometriosis Cryoablation Study That Demonstrated Efficacy Rate of 92.8% to Avoid Secondary Surgery”.

A copy of the Company’s press release is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

The first, second, third and fifth paragraphs in the press release furnished herewith are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-267272 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578 and 333-262620), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release titled: “IceCure’s ProSense System Used in Endometriosis Cryoablation Study That Demonstrated Efficacy Rate of 92.8% to Avoid Secondary Surgery.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: April 20, 2023	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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